UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 1, 2003

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

On November 25, 2003 the Registrant published an offer with a voluntary redemption option to holders of the AES Gener 6% convertible bonds due March 1, 2003 trench L. Attached is a free English translation of this offer.

TABLE OF CONTENTS

Page

Voluntary Redemption Option Of Convertible Bonds Trench L 3-15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By : /S/ FRANCISCO CASTRO

Francisco Castro Crichton

Chief Financial Officer

Santiago, December 1, 2003

Office of Filings and Information Services

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File number 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of an offer to purchase the AES Gener 6% Convertible Bonds due March 1, 2006 trench L, related to the debt restructuring plan that AES Gener plans to close by year end. Such Form is an English translation of the report that AES Gener published on November 25, 2003.

Yours sincerely,

AES GENER S.A.

Francisco Castro C.

Chief Financial Officer

AES GENER S.A.

VOLUNTARY REDEMPTION OPTION OF

CONVERTIBLE BONDS TRENCH L

REGISTERED IN THE SECURITIES REGISTRY UNDER NUMBER 208

AES Gener S.A. ("Gener"), open stock company, Tax Number ninety four million two hundred and seventy two thousand dash nine, registered in the Security Registry under number 0176 of the Chilean Superintendence of Securities and Insurance, located in Mariano Sanchez Fontecilla 310, 3rd floor, commune of Las Condes, Santiago, offers to acquire all of Gener's Convertible Bonds Notes in Trench L, registered in the Chilean Superintendence of Securities and Insurance on November 13, 1998 under Number 208 (the "Bonds), granting all Bond Holders a voluntary redemption option referred in this notification in agreement with Article 130 of Act Number 18.045, Securities Market Act (the "Offer").

Gener hereby states that this Offer is not applicable to convertible bonds trench M issued by Gener in the international markets in 1999 and due on March 1, 2005, which can participate in the ongoing tender offer in the international markets, with terms and conditions considerably similar to this offer.

The Offer is executed through Deutsche Securities Corredores de Bolsa Limitada (the "Trustee"), under Gener's order and name, in the terms, conditions and in accordance with the procedures mentioned hereinafter.

1. Characteristics of the Offer:

  The Offer is addressed to all Bond Holders, which is in acceptance to the arranged applicable in force legislation and in its own statutory norms, shall be in conditions to participate in the Offer.

  The Offer shall be put into practice by the Trustee at the Santiago Stock Exchange, Securities Stock Exchange (the "Stock Exchange"), by the accepted established procedures in this Offer.

  The Bond Holders willing to participate in this Offer shall perform by means of subscription and delivery of a written and unconditional sales order of Bonds ("Sales Order"), as well as of other documents registered in this Offer to the Trustee or any Stock Exchange broker, during the validity of the Offer ("Offer Period"). Other Stock Exchange brokers taking Sales Orders, shall also enter Sales Orders to the Trustee within the Offer Period.

  The Offer Period starts at 09:00 a.m. on Tuesday, November 25th, 2003 and expires at 02:00 p.m. on Thursday, December 18th. 2003. However, Gener reserves the right to extend (or terminate in advance) the Offer Period or likewise modify other terms and conditions of the Offer, through advertisements that shall be published in the same newspaper of the notification.

  The Trustee shall receive Sales Orders in its office, during each banking labor day of the Offer Period, between 09:00 a.m. and 06:00 p.m., except expiration day, where Offers shall be received between 09:00 a.m. and 02:00 p.m.

  The Offer shall be liable to all and each of the following deterrent conditions, which shall be fulfilled before the maturity of the Offer Period:

  Bonds Holders shall offer its Bonds for sale during the Offer Period in the terms and conditions of this Offer (the "Vendors").

  Bonds notes offered on sale during the Offer Period (the "Offered Bonds") represent at least, 2/3 of the total Bonds notes issued and that are presently pending of payment.

  Bonds notes offered on sale herein shall, according to the terms and conditions set forth in this Offer, be: registered under the Vendors name, fully paid, unimpaired, without ban, litigation, precautionary measures, preceding and subsequent conditions, third parties differential rights or personal, to Gener's opposable third parties, and in general, of any other circumstance inhibiting or limiting the absolute assignment or transference conveyance (the "Taxes").

  Statements, averment and guarantees granted by the Vendors, which are essential part of the Sales Order, shall be correct, truthful and efficient at Gener's acceptance time of said orders.

  Proceeds from the issue of a new bond in the international markets and the payment for the total outstanding balance of the mercantile account with Inversiones Cachagua Limitada shall be higher than the amount needed to the purchase of the Bonds under this offer , the convertible bonds trench M issued in the international markets in 1999 due in 2005 and the bonds issued in the international markets in 1996 due in 2006.

  On December 5th, 2003 a Bond Holders meeting shall take place, where, with the approval vote of two thirds of the Bonds, Banco de Chile is authorized, in its capacity of representative of Bond Holders (the "Representative"), simultaneously with Gener, to modify the Bonds notes issuance agreement under the terms of the meeting published in the newspaper El Mercurio on December 14th, 2003 (the "Modifications").

  The consents received, under the tender offer in the international markets, to modify the respective indentures shall be (1) at least 2/3 of the convertible bonds trench M issued in the international markets in 1999 due in 2005 and (2) more than 50% of the bonds issued in the international markets in 1996 due in 2006; and each modification shall be executed.

  The Trustee acquires Bonds notes on behalf of Gener in the auction mentioned in paragraph 1.h herein.

  According to Gener, shall not exist legal impediments for Gener to rescue the voluntary redemption Bond notes .

  There shall not exist any changes or other circumstances in the economic, financial, monetary or market conditions, whether in Chile, United States of America or in any other country that according to Gener, has or may have a negative result in the Bonds market price, in its commercial viability or in its value for Gener.

  Any legal action or procedure shall not be initiated by or before any individual or authority, or local or foreign civil court, toward the Offer suspension, not fulfillment, frustration, delay or hinder or any of the terms or conditions set forth to its accomplishment.

  It shall not exist or may exist any event affecting Gener or related companies business, operations, properties, conditions (financial and others), assets, liabilities or future perspectives which according to Gener could prohibit, restrict or delay the Offer improvement.

In the failure of any of these terms and conditions, Gener may revoke the Offer and disqualify itself from Sales Orders acknowledgement performed by the Bondholders in the form and occasion set forth in this notification. Conditions are set forth for Gener exclusive benefit and will be deemed rejected at it sole discretion.

  On the next working day at the end of Option Period, Gener shall publish a notice in the same newspaper where this notification is advised, stating if the terms and conditions described in paragraph hereinbefore have been fulfilled and, in the event of non fulfillment, if Gener waived them (the "Result Notice")

  In the event that Gener in the Result Notice states that conditions have been fulfilled or that conditions have been waived, the Trustee shall register an auction of Bonds Offered in the Stock Exchange Market to be held on November 19, 2003, between 10:45 and 10:55 am, for the price and conditions set forth in the respective paragraph 2.a and 2.c. In this auction the Trustee shall try to acquire the Offered Bonds at the registered auction price.

2. Price and Payment:

    The Bonds notes acquisition price shall be the one determined by the calculator of the Stock Exchange using a IRR of 6.27% on the bid day (the "Price"), equivalent to 104.72% of pair value. For this purpose IRR or Internal Return Rate shall have the meaning defined in the Fixed Income and Financial Trading Transactions Manual of the Stock Exchange. The price shall accrue interests and indexations.

    Price shall be paid in Chilean pesos, local currency, according to the observed dollar exchange rate at payment date, under "PM" or "Payable Tomorrow" condition, this is the next banking labor day of the auction date.

    3. Procedures for Offer Acknowledgment:

    Bond Holders willing to sell the whole or part of its Bonds or Bond brokers receiving Sales Orders shall deliver to Trustee, during the Offered Period the following documents:

  Sales Order subject to terms and conditions of this Offer.

  The tittle or tittles without prior transfer of Bond Offered in Vendors possession and/or a certificate issued by the Central Securities Deposit, certifying that the tittle (or titles) without prior transfer of Bond Offered are deposited or in custody in this entity.

  Assessment certificate certifying the Offered Bonds are not subject to Assessment at the Bond Holder Registry.

  Client records, duly filled out, in accordance to the regular format used by Stock Exchange brokers, endorsed by Vendor, unless Trustee posses an updated record of Vendor.

  If Vendors are individuals, shall have a tax number or otherwise an authorized photocopy of both sides of the tax number, and if individuals are acting as representatives, a photocopy of the mandate in force of its representation bestowed with powers of representation granted or authorized by Public Notary.

  If Vendors are a business entity, shall have the legal representative tax number or a photocopy of both sides authorized by a Public Notary and a copy of the company constitution or corresponding business entity, with an in force certificate of same not prior to ninety days, and a copy of the mandate in force of the legal representative with adequate powers of representation, granted or authorized by Public Notary.

b. In order to account the Sales Orders, for this purpose the Trustee shall receive and register the Orders in a special register (the "Register").

c. With regard to endorsed Vendors, or in which benefit Sales Orders to Trustee are endorsed and deliver, under the terms and conditions of said Offer, shall be understand that have declared and guaranteed to Gener of the following:

(i) Endorsement and delivery of Sales Order to Trustee constitutes: a granted and efficient sale instruction of Bonds notes subject to the same; and a commitment to sign any document and grant any subsequent reassurance required to allow Gener to definitely redeem Bonds notes subject to such Sales Orders and/or improve any required authorization.

  Offered Bonds are free of any assessments and involve the free exercise of all intrinsic rights, whether current or forthcoming; and

(iii) Endorsement and deliver of Sales Order to Trustee: means its appointment as representative and an instruction to improve Offered Bond sales to Gener, with the following capabilities: entrust Offered Bonds to Gener and corresponding documents according to the terms and conditions of this Offer; and perform all the corresponding acts and proceedings that, according to Trustee, are necessary or convenient for the effect of improving Bond Offered sales.

d. With regard to Offered Bonds not purchased by Gener due to non-adjustment to the terms and conditions of the Offer, shall be eliminated from the Registers and shall be at Offered Bond Holders disposal, at the Trustee office, during the five following banking labor days by the end of the Option Period, without granting any reimbursement, payment or refund right to such Holders, or any liability or responsibility to the Trustee, Gener, its attorneys, agents, advisories or representatives.

4. Withdrawals:

  Vendors may, in writing withdraw total of partially at any time during the Option Period, of Sales Orders by endorsement and delivery to the Trustee of the corresponding form (the "Withdraw Form") within the stipulated period.

  Anyhow, if Gener does not publish the Result Notification in the set forth date of this Option for such effect, Vendors may withdraw since that date and up the publishing date of such notification.

  Withdraw Form is available for Vendors during the entire Option Period at Trustee's office.

  If Trustee receives Withdraw Form on Vendors behalf, Trustee shall return to the Vendors, within a period of three banking labor days starting from the reception of such form, all documents and titles delivered by them.

5. Places for information

For further information and to obtain a copy of the documents relative to this Option, those interested could address to Trustee's office, located in El Bosque Sur 130, 5th, floor, Las Condes, Santiago, from Monday to Friday between 09:00 am and 06:00 pm, except the last day of this period where the office will be opened from 09:00 a.m. to 02:00 p.m., during the Option Period. Also those who requesting further information may call to the telephone [377.7700], during the same working hours before the elapsing period.

AES Gener S.A. Deustche Securities Corredores de Bolsa Limitada